SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.° 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
HELD ON SEPTEMBER 25, 2007

Date, time and place: Held on September 25, 2007, at 9:00 am, at Rua Gomes de Carvalho, no. 1.629, in Vila Olímpia, in the Capital of the State of São Paulo, at the Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”). Attendance: Totality of the members of the Board of Directors of the Company. Presiding Board: Mr. Henrique Constantino, as chairman of the meeting, invited me, Richard F. Lark, to be the Secretary of the meeting. Call: Waived, due to the attendance of all the members of the Board of Directors. Agenda: Resolve on distribution of interest on stockholder’s capital (“JCP”) and supplementary dividends, referring to the third quarter of 2007. Resolutions taken: After necessary clarifications, it was approved by unanimity the proposal to pay JCP and supplementary quarterly dividends to the shareholders, for the third quarter of fiscal year 2007, as established in paragraph 1, of article 9, of Law 9.249/95. The Board approved the payment to the shareholders of the total amount of R$ 76,517,452.02, corresponding to R$ 0.37825 (gross) and R$ 0.35 (thirty five cents of reais), per quarter, per common and preferred share of the Company, according to the Company’s Dividend Policy, approved by the meeting of the Board of Directors held on January 29, 2007. We remark that, from the above referred total amount, and by way of JCP, the Company will pay the gross amount of R$ 38,094,285.80, corresponding to R$ 0. 18831 (gross) and 0.16006, net of withhold income tax, per common and preferred share, and R$ 38,423,166.22, as supplementary dividends, corresponding to R$ 0.18994 per common and preferred share of the Company. The credit of the JCP and complementary dividends in the Company’s accounting records shall be made on September 30, 2007, considering the shareholder position as of September ,27, 2007, the “record date”. The Company’s shares shall be traded “ex” right as of September 28, 2007, inclusive. The amount of the interest on stockholder’s capital is subject to withholding income tax, at the rate of 15%, except for shareholders that evidence to be exempt or immune, or those domiciled in a tax heaven jurisdiction, subject to an income tax rate of 25%. Shareholders immune or exempted from withheld income tax, according to the applicable law, shall prove such status until September 28, 2007, delivering the relevant documentation to Gol Linhas Aéreas Inteligentes S.A., to the attention to the Investor Relations Department, at Rua Gomes de Carvalho n° 1.629, Vila Olímpia, São Paulo, SP, CEP 04547-006, Telephone: (+55-11) 3169-6224/6222; Fax: (+55-11) 3169-6257/6245, Email: ri@golnaweb.com.br. Such interest on stockholder’s capital, net of withholding income tax, and supplementary dividends will be imputed to mandatory dividends for fiscal year 2007, according to article 9, paragraph 7, of Law 9.249/95, item V, and Resolution CVM 207/96, and paragraph 4, of article 25 of Company’s By-Laws, and will be paid to the shareholders on November 05, 2007, added by no interest whatsoever. The payment of JCP and supplementary dividends is resolved herein according to the Company’s policy of distribution of quarterly interim dividends approved by the meeting of the Board of Directors held on January 29, 2007, in the fixed amount of thirty five cents of reais (R$ 0.35) per common and preferred share per quarter, during fiscal year 2007. Regardless of the amount that may be fixed, the payment of the minimum dividend of 25% of the profit for the current year is ensured to the shareholders, it being certain that, if necessary, the Company, by the end of the fiscal year, will pay supplementary dividends. Drawing-up and Reading of the Minutes: After the chairman offered the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. These minutes were drawn-up in a summary form, in the proper book.

São Paulo, September 25, 2007.

___________________________________	___________________________________
Henrique Constantino	Richard F. Lark
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.